FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

January 7, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 7, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer has optioned it’s Mina Pirquitas Silver Project located in Jujuy Province, Argentina to Davcha Resources Pty. Limited.

Item 5.	Full Description of Material Change

The Issuer has reached agreement with Davcha Resources Pty. Limited (“Davcha”), a private company based in Australia, to option the Issuer’s 100% owned Mina Pirquitas Silver Project in Juyuy Province, north-west Argentina.  The Issuer’s property partially surrounds the Pirquitas Project of Silver Standard Resources Inc. (see map below).

Project Background

The Issuer’s Mina Pirquitas Project is located close to the village of Mina Pirquitas and approximately 108 kilometres by road from the town of Abra Pampa.  The project consists of one exploration concession (4,382 hectares) staked by the Issuer in 2004.  The Issuer identified two targets in the area based on regional structural targeting (Figure 2) using satellite imagery, regional geophysical images and published geological maps.  The targets are based on north-trending antiformal fold hinges intersected by a northwest-trending fault zone.  To date, the Issuer has not conducted any exploration on the property.

Historical Production

There has been significant historical production in the area, with 12 mines operating at various times on the adjacent properties between 1935 and 1990.  One of the largest mines was Mina San Miguel (Figure 2), which was an underground operation exploiting a zone of sheeted veins and extending to five levels, approximately 200 metres from surface.  Total historical production from the area is estimated at 775,000 kilograms (25M oz) of silver and 9,000 tonnes of tin from placer deposits.  An additional approximately 18,000 tonnes of tin were mined from underground (underground silver production figures are not available).

Option Agreement

The Issuer and Davcha have reached agreement on the terms under which Davcha may earn an interest in the Mina Pirquitas Project.  The agreement provides that Davcha may earn a 55% interest by incurring exploration expenditures of USD 1,000,000 over 4 years, of which USD 50,000 must be incurred in the first year.  Following Davcha having earned its interest, the parties will enter into a joint venture, and thereafter each party is required to contribute its proportional share of further expenditures or be diluted on a straight-line basis.  The agreement is subject to the execution of formal documentation (currently being drafted).

Davcha has advised the Issuer that it intends to commence a phase I exploration program in early 2008, consisting of detailed mapping, trenching and surface sampling.

Figure 2:  Property Map and Location of Cardero Structural Targets

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, the Issuer's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

January 8, 2008